SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               AMENDMENT NO. 8
                                      TO
                                SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            FIRST INTERSTATE BANCORP
                           (Name of Subject Company)

                            FIRST INTERSTATE BANCORP
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $2.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    320548100
                      (CUSIP Number of Class of Securities)

                           WILLIAM J. BOGAARD, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           FIRST INTERSTATE BANCORP
                            633 WEST FIFTH STREET
                            LOS ANGELES, CA 90071
                                (213) 614-3001
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                             FRED B. WHITE III, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000


                    First Interstate Bancorp ("First Interstate") hereby amends and supplements its statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 20, 1995, as amended by Amendments No. 1 through No. 7 thereto (the "Schedule 14D-9"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.

          ITEM 3.   IDENTITY AND BACKGROUND

                    The information set forth in subsection (b) of this Item 3 of the Schedule 14D-9 is hereby amended and supplemented by the following information:

                    (b) On January 21, 1996, the First Interstate Board adopted resolutions which amended the definition of Change in Control contained in First Interstate's compensation and incentive plans, including but not limited to the First Interstate Stock Plans, First Interstate's cash-based incentive plans, the Tier I Agreements and the Tier II Agreements. Pursuant to such resolutions and subject to the immediately succeeding sentence, such definition was amended to provide that a Change in Control will occur in the event that the stockholders of First Interstate approve an agreement to merge or consolidate, or otherwise reorganize, with or into one or more entities which are not subsidiaries of First Interstate, as a result of which less than 60% of the outstanding voting securities of the surviving or resulting entity are, or are to be, owned by former stockholders of First Interstate. Pursuant to the resolutions, the foregoing amendment shall be of no force and effect if such amendment would prevent any transaction being pursued by First Interstate which is intended to qualify for "pooling of interests" accounting treatment from qualifying as such. Prior to the amendment, a Change in Control would have been deemed to have occurred if the former stockholders of First Interstate held less than 50% of the outstanding voting securities of the surviving or resulting entity. The amendment was adopted to ensure that certain benefits which were to be accelerated or paid if the Merger Agreement was approved by First Interstate's stockholders or if the Wells Offer was consummated would also be so accelerated or paid if First Interstate enters into an agreement to merge with and into Wells and such agreement is approved by First Interstate's stockholders. A description of the benefits to be accelerated or paid as a result of a Change in Control is contained in the
          Schedule 14D-9 filed by First Interstate on November 20,
          1995.

          ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
          SUBJECT COMPANY

                    The information set forth in this Item 7 of the
          Schedule 14D-9 is hereby amended and supplemented by the following information:

                    As previously disclosed, on November 20, 1995, First Interstate publicly announced that the First Interstate Board had reaffirmed its determination that the terms of the Merger are fair to, and in the best interests of, First Interstate and its shareholders. On that date, First Interstate also publicly announced that the First Interstate Board had recommended that First Interstate shareholders reject the Wells Offer and, when and if such offer is commenced, not tender any of their shares of First Interstate Common Stock pursuant thereto.

                    Subsequent to these announcements, each of First Interstate, FBS and Wells publicly expressed their respective views concerning the relative merits of the Merger and the Wells Offer. These views were expressed in a variety of forums, including in meetings with federal and state regulatory agencies, financial analysts and shareholders of the respective companies, and were also reflected in numerous written materials which were filed by the companies with the SEC and publicly disseminated. During this period, various financial analysts who followed either the banking industry generally or one or more of the three companies also publicly expressed their opinions concerning the relative risks and rewards of the two transactions and the competing views on these matters being expressed by the three companies. On December 6 and 7, 1995, Wells held analysts presentations at which projections of Wells' future earnings (which projections assumed that Wells was able to acquire First Interstate) and Wells' proposed future operating strategy for the combined institution were discussed in detail.

                    On January 16, 1996, the First Interstate Board met to discuss both the Merger and the Wells Offer. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors and the outside directors' special counsel, reviewed, among other things, information concerning the market values of the FBS Common Stock and the Wells Common Stock during the period subsequent to November 20, 1995, the analysts presentations and other information publicly disseminated by Wells subsequent to that date concerning Wells' projections for the combined company and its future operating strategies, and the views expressed by financial analysts and other market participants regarding the relative risks and rewards of the two competing transactions in light of the information concerning the two transactions disseminated by each of First Interstate, FBS and Wells. The First Interstate Board also considered analyses by management and by First Interstate's proxy solicitation firm concerning the likelihood that the Merger would be approved by the requisite vote of First Interstate's shareholders. Following the meeting of the First Interstate Board, Messrs. Siart and Grundhofer discussed the status of the Merger.

                    On January 19, 1996, the First Interstate Board met to again discuss both the Merger and the Wells Offer. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors and the outside directors' special counsel, again reviewed the matters which had been discussed at the January 16, 1996 meeting of the First Interstate Board, as well as many of the analyses which had been presented to the Board at its November 5, 1995 and November 19, 1995 meetings (which analyses were updated where appropriate). Mr. Siart also reviewed the conversations he had held with Mr. Grundhofer earlier that week regarding the status of the Merger. The First Interstate Board was also advised that the previous day, the SEC had taken the position that if the Merger were consummated and was to be accounted for as a pooling of interests, the combined company would be required by the SEC (subject to certain limited exceptions) to suspend the repurchase program currently being implemented by FBS for a period of two years following such consummation. Management and the Financial Advisors reviewed the potential impact of this suspension on the projected financial condition and results of operations of the combined company and the potential future market value of the combined company's common stock. They also reviewed the potential impact on such matters of the fact that it had been determined that up to approximately 1.5 million shares of First Interstate Common Stock would have to be reissued prior to the consummation of the Merger in order for the Merger to qualify for pooling of interests accounting treatment.

                    After considering these matters, the First
          Interstate Board determined to exercise its right under the Merger Agreement to authorize management and First Interstate's legal and financial advisors to provide Wells with nonpublic information concerning First Interstate and to participate in discussions and negotiations with Wells concerning the possibility of a merger of the two companies. Mr. Siart contacted Mr. Grundhofer to inform him of such determination in accordance with the Merger Agreement and contacted Mr. Hazen to inform him of such determination later that evening. On January 20, 1996, Mesrs. Siart and Hazen met and discussed a possible transaction. On January 21, 1996, Mr. Siart briefed the First Interstate Board on the status of his conversations with Mr. Grundhofer and Mr. Hazen.

                    Discussions and negotiations between the respective managements and legal and financial advisors of First Interstate and Wells concerning a possible merger are currently underway. However, the First Interstate Board has not to date determined to terminate the Merger Agreement. There can be no assurance that the ongoing negotiations between First Interstate and Wells will result in the execution of a definitive merger agreement with respect to a transaction between the two companies. In addition, First Interstate does not expect that if such an agreement is reached, the consideration to be received by First Interstate's stockholders pursuant thereto will exceed Wells' current offer of .667 shares of Wells Common Stock for each share of First Interstate Common Stock.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

                    The following Exhibits are filed herewith:

          Exhibit 51: Press Release Issued by First Interstate, dated January 22, 1996.




                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   FIRST INTERSTATE BANCORP

                                    By: /s/ William J. Bogaard

                                         William J. Bogaard
                                         Executive Vice President
                                         and General Counsel

          Dated:  January 22, 1996